UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE

Dated as of August 28, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached is the following item:

1. Press Release, dated August 27, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

LO1/337475\28\70_J28!.DOC\65204.0001

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
Jolanta Ciesielska (Media)
Netia
+48-22-330-2061
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

MINORITY CLAIMHOLDERS CHALLENGE NETIA HOLDINGS S.A. ARRANGEMENT PLAN

WARSAW, Poland – August 27, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ/NTIDQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that it received on August 26, 2002 an appeal against the court approval in the Polish arrangement proceeding for Netia Holdings S.A. In the appeal, minority claimholders SISU Capital Fund Limited, SISU Capital Fund Limited Partnership, SISU Capital Fund Limited II, Ltd., OTA, LLC, Triage Offshore Fund Ltd. and Triage Capital Management LP, requested that the Polish Court vacate the decision from August 9, 2002 of the lower court and refuse to approve the arrangement plan for Netia Holdings S.A. or, alternatively, to remand the case for determination of a lower level court. The Company will defend against the appeal.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 and its Current Report on Form 6-K filed with the Commission on August 16, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2002

NETIA HOLDINGS S.A.

By: ____________________
Name: Kjell-Ove Blom
Title: acting President

By: ____________________
Name: Avraham Hochman
Title: VP Finance